ASPIRATION FUNDS
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

November 5, 2019

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
RE:	Fidelity Bond Filing Pursuant to Rule 17g-1 Aspiration Funds (File Nos. 333-192991 and 811-22922)
Ladies and Gentlemen,
Pursuant to Rule 17g-1, subparagraph (g)(1) of the Investment Company Act of 1940, as amended, attached for filing are:
(1)	a copy of the Investment Company Bond numbered 106606297 to which the Funds are named insureds for the period October 24, 2019 to October 24, 2020 (the "Bond"); and
(2)
a copy of the resolutions unanimously adopted by the Board of Trustees of the Trust (including those who are not “interested persons” of the Trust as defined in the 1940 Act), which approved the Bond in the aggregate amount of $450,000 with Travelers Casualty and Surety Company of America.

The Bond's premium for the period from October 24, 2019 to October 24, 2020 has been paid.
If you have any questions concerning the foregoing, please contact the undersigned at 202-261-3304.

Yours truly,

/s/ Stephen T. Cohen
Stephen T. Cohen

CERTIFICATE
ASPIRATION FUNDS (the “Trust”)

I, Katherine M. Honey, Interim Secretary of the Trust, hereby certify that the following is a true copy of the resolutions adopted by the Trustees of the Trust by unanimous written consent dated October 22, 2019:
RESOLVED, that the Trust be named as an insured under the Investment Company Bond (“Bond”) having an aggregate coverage of $450,000.00, issued by Travelers Insurance Company against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Trust from time to time, and containing such provisions as may be required by the rules promulgated under the Investment Company Act of 1940, as amended (the “1940 Act”); and

RESOLVED, that it is the finding of the Trustees and a majority of the Independent Trustees, voting separately, that the Bond is reasonable in form and amount, having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust’s assets and the nature of the securities in the Trust’s portfolio; and

RESOLVED, that the officers of the Trust are authorized and directed to file copies of the aforesaid Bond with the Securities and Exchange Commission, to take such actions and execute such documents as may be necessary and to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act, and the rules and regulations thereunder; and

RESOLVED, that any and all action of the officers of the Trust in connection with issuance and amendment of the Bond are hereby approved, ratified, and confirmed in all respects.

IN WITNESS WHEREOF, I have signed this certificate and affixed the corporate seal of the Trust on this 29th day of October 2019.

ASPIRATION FUNDS

/s/ Katherine M. Honey
Katherine M. Honey
Interim Secretary